

22004262

ANNUAL REPORTS
FORM X-17A-5
PART III

ION

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SEC FILE NUMBER
8-16774

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2021** AND ENDING **12/31/2021**

                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Mayhill Agency, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

17 Park Meadow Ln

(No. and Street)

West Long Branch	**NJ**	**07764**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard Egan	**1-888-959-0300**	regan@mayhill agency.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Liebman Goldberg & Hymowitz, LLP

(Name – if individual, state last, first, and middle name)

595 Stewart Ave - Ste 420	Garden City	NY	11530
(Address)	(City)	(State)	(Zip Code)

11/25/2003		**473**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, _Richard K. Egan_ swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Mayhill Agency, LLC_, as of _Feb 25_, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _President_

Joanne Shawger
Notary Public

> JOANNE SHAWGER
> NOTARY PUBLIC
> STATE OF NEW JERSEY
> My Commission Expires May 20, 2023

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

LIEBMAN GOLDBERG & HYMOWITZ LLP

Certified Public Accountants

595 Stewart Avenue, Suite 420

Garden City, New York 11530

Tel (516) 228-6600

Fax (516) 228-6664

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member
of Mayhill Agency, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mayhill Agency, LLC as of December 31, 2021, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Mayhill Agency, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Mayhill Agency, LLC's management. Our responsibility is to express an opinion on Mayhill Agency, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Mayhill Agency, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information on pages 10 through 11 has been subjected to audit procedures performed in conjunction with the audit of Mayhill Agency, LLC's financial statements. The supplemental information is the responsibility of Mayhill Agency, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on pages 10 through 11 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Liebman Goldberg & Hymowitz, LLP

We have served as Mayhill Agency, LLC's auditor since 2002.

Garden City, New York

February 25, 2022

MAYHILL AGENCY, LLC

December 31, 2021

CONTENTS

MAYHILL AGENCY, LLC

FINANCIAL STATEMENTS

AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2021

ASSETS

Cash	$ 38,180
Commissions receivable	6,864
Prepaid expenses	528
TOTAL ASSETS	**$ 45,572**

LIABILITIES & MEMBERS' EQUITY

LIABILITIES

Accounts payable and accrued expenses	$ 1,900
TOTAL LIABILITIES	**1,900**

MEMBERS' EQUITY

Members' equity	43,672
TOTAL MEMBERS' EQUITY	**43,672**

TOTAL LIABILITIES & MEMBERS' EQUITY	**$ 45,572**

The accompanying notes are an integral part of these financial statements.

Revenues:

Commission	$ 75,751	
Interest Income	8	
Total revenues		$ 75,759

Expenses:

NASD and SIPC fees	2,456	
Professional fees	9,250	
Rent and occupancy expense	4,800	
Telephone	2,893	
Licenses & dues	78	
Total expenses		19,477
Net income		$ 56,282

The accompanying notes are an integral part of these financial statements.

MAYHILL AGENCY, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the year ended December 31, 2021

Balance - beginning of year	$ 33,790
Net income	56,282
Distributions to member	(46,400)
Balance - end of year	$ 43,672

The accompanying notes are an integral part of these financial statements.

Cash flows from operating activities:

Net income	$ 56,282
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in commission receivable	(1,636)
Decrease in accounts payable and accrued expenses	(55)
Net adjustments	(1,691)
Net cash provided by operating activities	54,591

Cash flows from financing activities:

Distributions to member	(46,400)
Net cash (used in) financing activities	(46,400)
Net increase in cash	8,191
Cash - beginning of year	29,989
Cash - end of year	$ 38,180

Note 1 - Organization:

The Company is a single member limited liability company organized on October 25, 2002. There were no transactions until December 23, 2003 when the company assumed the business activities and all assets and liabilities of Mayhill Agency, Inc., effective January 1, 2004. By virtue of this transaction, the FINRA has ruled the firm's business activity Mayhill Agency, Inc. will remain unchanged and constitutes a succession of the Company.

On March 31, 2014, the former member of Mayhill Agency, LLC sold its interest to a new member in accordance with rules and regulations of FINRA.

The Company is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

Note 2 - Summary of Significant Accounting Policies:

Revenue Recognition:

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contracts(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company derives commission revenue from 12b-1 fees. The Company generates trailing commission revenue based on a percentage of the current market value of holdings in trail-eligible assets, and is recognized over the period during which services, such as support are performed. As trailing commission revenue is based on the market value of investment holdings, this variable consideration is constrained until the market value is determinable. The contractual rate is applied to either the monthly or quarterly value of the holdings. Revenue is accrued on a monthly basis as services are provided. For the year ended December 31, 2021, total commission revenue was $75,751.

Income Taxes:

As a limited liability company (LLC), the Company is not subject to income taxes. The individual member of the LLC is taxed on the Company's taxable income. Accordingly, no provision or liability for Federal or State income taxes is included in these statements.

At December 31, 2021, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

NOTES TO FINANCIAL STATEMENTS

December 31, 2021

Note 2 – Summary of Significant Accounting Policies (continued):

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those amounts.

Fair Value Measurement:

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) inactive markets for identical assets or liabilities the Company has the ability to access..
- Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

As of December 31, 2021, the Company's fair value hierarchy consisted of level 1 inputs of cash in the amount of $38,180.

Note 2- Summary of Significant Accounting Policies (continued):

Leases:

Operating leases became subject to ASC Topic 842 Leases ("ASC 842"), which calls for the capitalization of these operating leases and thereby increasing transparency and comparability by requiring the recognition of right-of-use assets and lease liabilities on the Statement of Financial Condition. Under ASC 842, the only leases that are exempt from the capitalization requirement are short-term leases less than or equal to 12 months in length, which applies to our office space lease.

Additionally, the Company has not entered into any long-term leases.

Recent Accounting Pronouncements:

A variety of proposed or otherwise potential accounting standards are currently under study by standard setting organizations and various regulatory agencies. Due to the tentative and preliminary nature of those proposed standards, management has not determined whether implementation of such proposed standards would be material to the financial statements of the Company.

Note 3- Related Party Transactions:

On or about April 1, 2021, the Company entered into a new lease agreement for its office space located in West Long Branch, New Jersey. The building is owned by a company in which one of the owners is related to the member of Mayhill. The lease is for a one-year period, which commenced April 1, 2021 and expires on March 31, 2022. The lease calls for monthly rent in the amount of $400 and can be terminated only by agreement of both parties. All utilities with the exception of the phone are included in the lease.

Future minimum rental commitments for the year ending December 31 are as follows:

2022	$1,200

Rent and occupancy expense for the year ended December 31, 2021 was $4,800.

Note 4 – Exemption from Rule 15c3-3:

The Company is exempt from Rule 15c3-3 based on paragraph (k)(1) as it does not maintain customer's accounts and operates on a fully disclosed basis.

Note 5- Net Capital Requirements:

The Company as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c-3-1 This rule requires a maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity may not be withdrawn if the resulting net capital would exceed 10 to 1. The Company has elected to use the basic method permitted by the rules, which require the Company to maintain minimum net capital equal to the greater of $5,000 or 6 2/3 % of aggregate indebtedness (as defined). As of December 31, 2021 the Company's regulatory net capital was $36,280 which was $31,280 in excess of its minimum requirement of $5,000 under SEC Rule 15-c-3-1. The Company had a ratio of aggregate indebtedness to net capital of 5.24 to 1 at December 31, 2021.

Note 6 - Subsequent Events:

In preparing the financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 25, 2022, the date the financial statements were available to be issued.

MAYHILL AGENCY, LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

December 31, 2021

Net Capital

Total ownership equity from statement of financial condition	$ 43,672
Deduct ownership equity not allowed for net capital	-
Total capital	43,672
Deductions and/or charges a) total non-allowable assets from statement of financial condition	7,392
Net capital before haircuts on securities positions	36,280
Net capital	$36,280
Minimum dollar net capital requirement	$ 5,000
Excess net capital	$ 31,280

Aggregate Indebtedness

Total liabilities from statement of financial condition	$ 1,900
Percentage of aggregate indebtedness to net capital ($1,900/$36,280)	5.24 %

There are no material differences between the computation of net capital presented above and the computation of net capital reported on the Company's unaudited Form X-17A-5, Part II-A filing.

MAYHILL AGENCY, LLC
(CONFIDENTIAL PURSUANT TO RULE 17A-5(E)(3)

Computation for Determination of Reserve Requirements and
Information Relating to Possession and Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2021

The Company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant to the Exemption provision of such paragraph (k)(1) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers.

LIEBMAN GOLDBERG & HYMOWITZ LLP
Certified Public Accountants
595 Stewart Avenue, Suite 420
Garden City, New York 11530

Tel (516) 228-6600
Fax (516) 228-6664

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member
of Mayhill Agency, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 exemption report, in which (1) Mayhill Agency, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Mayhill Agency, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) ("exemption provisions") and (2) Mayhill Agency, LLC stated that Mayhill Agency, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Mayhill Agency, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mayhill Agency, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Liebman Goldberg & Hymowitz, LLP
Garden City, New York

February 25, 2022

MAYHILL AGENCY, LLC

Rule 15c3-3 Exemption Report

December 31, 2021

Assertions Regarding Exemption Provisions

Mayhill Agency, LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240 17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed and exemption from 17 C.F.R. 240, 15c3-3 under the following provisions of C.F.R.240,15c3-3 (k)(1);

(2) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k)(1) throughout the most recent fiscal year without exception.

Mayhill Agency, LLC

I, Richard Egan, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Richard Egan

President